Ronald M. Olejniczak, CPA Vice President and Controller OlejniczakR@aetna.com tel: 860-273-7231 fax: 860-273-2019 151 Farmington Avenue, RT21 Hartford, CT 06156
     September 12, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549

Re:	Aetna Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 1, 2006 Supplemental response dated May 16, 2006 File No. 1-16095
Dear Mr. Rosenberg:
On August 30, 2006, I received a telephone call from Sasha Parikh, Staff Accountant at the Securities and Exchange Commission (the “Commission”), as a follow-up to our May 16, 2006 response to comments contained in the letter from the Commission to Aetna Inc. (“Aetna”) dated May 2, 2006, referenced above. Sasha verbally provided six follow-up comments and requested a formal response within ten business days (September 13, 2006). Pursuant to the voicemail I left with Ms. Parikh on September 12, 2006, we respectfully request a ten business day extension of the original due date requested by the Staff (September 13, 2006) in order to allow us to prepare a complete response to the Staff’s supplemental comments. We anticipate our supplemental response letter will be submitted to your office no later than September 27, 2006.
Very truly yours,
/s/ Ronald M. Olejniczak